AVINO SILVER & GOLD MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED APRIL 30, 2005

The following discussion and analysis of the operations, results and financial position of Avino Silver & Gold Ltd. (the “Company”) for the quarter ended April 30, 2005 should be read in conjunction with the April 30, 2005 Financial Statements and the notes thereto. The effective date of this Management’s Discussion and Analysis (“MD&A”) is June 24, 2005. Additional information relating to the Company is available on SEDAR at www.sedar.com.

Forward Looking Statements

Except for historical information, the MD&A may contain forward looking statements. These statements involve known and unknown risks, uncertainties, and other factor that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward looking statements.

Business Description

The Company’s principal business activities are the exploration and development of mineral properties. The Company holds mineral claims in the Yukon and British Columbia. The Company also holds a 49% equity interest in Cia de Minera Mexicana de Avino, S.A. de C.V., a Mexican corporation which owns the Avino Silver Mine, located in Durango, Mexico (“Avino Mine”).

Cia Minera

The Company commissioned a preliminary feasibility-study into the recovery of silver and gold from the Avino Mine tailings in Mexico. Production records and a 35 hole drilling program in 1990 indicate, for the oxide material from the open-pit, a historical two million tonne with assays of 88 g/t silver and 0.48 g/t gold. A scoping review earlier this year indicated a profit potential for reprocessing. There is also a further historical 3 Mt of sulphide tailings from the underground mine. The Avino Mine was closed in 2001 owing to low metal prices and smelter availability.

The tailings were accumulated between 1976 and 2001 when the Avino Mine was in production and Avino Silver and Gold Mines Ltd was a minority shareholder in Cía de Minera Mexicana de Avino, S.A. de C.V., the owners and operators of the mine.

Field work carried out June/July of 2004 included back-hoe test pitting from which samples are now under going detailed metallurgical testing.

The feasibility work is under the direction of Bryan Slim MBA, PEng of MineStart Management Inc. Bryan Slim, who is a qualified person under NI 43-101, carried out the earlier scoping review.

The Company has signed an agreement to acquire the remaining outstanding 51% of Cía Minera, subject to TSX Venture Exchange Approval, and will be issuing a qualifying report, which will include the findings of the preliminary feasibility work, in support of the acquisition.

Olympic Property

The planned drill program on the Company’s Olympic Property (“the Property”) was completed. The Property consists of 20 reverted crown grants, one 15 unit mineral claim and three fractions totaling approximately 662.5 hectares, located on the south side of Carpenter Lake, five kilometers northeast of Goldbridge in the Lillooet Mining Division, British Columbia, Canada, NTS 092J15. The Property is owned 100% by the Company.

A trenching and drilling program, carried out on the Property in 1988 by Game and Sampson, outlined a very interesting area, the Margarita Zone, that warrants more work. In the Margarita Zone, hole OLY 88-4 returned 24 g/t gold over 0.85 metres (0.773 opt over 2.8’) within a much wider intersection of 8.2 g/t gold over 3.48 metres ( 0.264 opt over 11.48’). The true width of this zone is estimated to be 1.47 metres (4.9’). A large part of the zone is listwanite, indicating the potential for better grade mineralization immediately below this intersection. Hole OLY 88-6 cut the same zone 75 metres to the northwest and returned 4.26 g/t gold over 1.34 metres ( 0.137 opt over 4.4’) within an eight metre section (5.6 m [18.4’] true width) of mainly listwanite. The area of these intersections is approximately 50 metres off of the Gray Rock road and could be easily accessed for mining purposes by an underground ramp from the road.

Drilling in February and March of 2004 was unsuccessful in intersecting the Margarita Zone. Two further drill holes have been planned to test the Margarita Zone from the opposite direction. A hole was successfully drilled from this set-up in 1983 which tested the Leckie Zone, but did not penetrate far enough to test the Margarita Zone. If these holes are successful in confirming and extending the mineralization intersected in holes OLY 88-4 and 88-6, further work is planned to develop underground access to this zone. Mineralization developed by this work could be trucked 16 kilometers to the Bralorne mill for processing.

A drilling program was carried out on the Property in January, 2005 to test the Margarita Zone. Historic drilling on the Margarita Zone returned 24 g/t gold over 0.85 metres (0.773 opt over 2.8’) within a much wider intersection of 8.2 g/t gold over 3.48 metres ( 0.264 opt over 11.48’) in hole OLY 88-4. The true width of this zone is estimated to be 1.47 metres (4.9’). A large part of the zone is listwanite, indicating the potential for better grade mineralization immediately below this intersection. Hole OLY 88-6 cut the same zone 75 metres to the northwest and returned 4.26 g/t gold over 1.34 metres ( 0.137 opt over 4.4’) within an eight metre section (5.6 m [18.4’] true width) of mainly listwanite. The area of these intersections is approximately 50 metres off of the Gray Rock road and could be easily accessed for mining purposes by an underground ramp from the road.

Drilling in January of 2005 was unsuccessful in intersecting the Margarita Zone. One hole was drilled from the east to attempt to intersect the zone. This hole was abandoned at 21.3 metres because of bad ground conditions. No values of economic interest were returned from samples taken from the hole. Further trenching and drilling to evaluate targets further to the south outlined by Sampson and Game in 1988 are planned for the spring and summer of 2005.

The Company is also planning a drill program on its Aumax property, located 26 kilometres by road southwest of Lillooet. This program is planned to commence in the summer of 2005.

Results of Operations

Three months ended April 30, 2005 (“Q1-2006”) compared with the three months ended April 30, 2004 (“Q1-2005”).

Operating and administrative expenses

Operating and administrative expenses totaled $610,555 for Q1-20069 compared with $122,168 for Q1-2005, an increase of $488,387. The increase is primarily due to stock-based compensation of $486,100 being charged to operations for Q1-2006 compared to $30,578 in Q1-2005. In Q1-2006 there was 572,500 stock options granted to employees, directors and consultants of the Company compared to nil in Q1-2005. With stock-based compensation excluded from both periods, the operating and administrative costs increased by $32,865 in Q1-2006. This was a result of an increase in office and miscellaneous charges from $20,527 in Q1-2005 to $31,883 in Q1-2006 and an increase in shareholder and investor relations expenses from $4,327 in Q1-2005 to $23,502 in Q1-2006. Included in office charges for Q1-2006 are consulting fees for services that were not required in Q1-2005. Shareholder and investor relations increased due to increased public awareness activities such as advertising and trade show participation.

Loss for the period

The loss for the three months ended April, 2005 was $681,958 compared with a loss of $196,007 for the three months ended April 30, 2004. The increase in loss is mostly due to the increase in stock-based compensation and other factors as noted above. Due diligence charged to operations in regards to work performed on the proposed acquisition of the remaining 51% interest in Cia Minera Mexicana de Avino, S.A. de C.V., decreased from $86,411 in Q1-2005 to $80,567 in Q1-2006, a reduction of $5,844. Due diligence charged to operations in Q1-2006 is comprised of $38,734 for assaying, engineering, and metallurgical services, and $41,833 for advances to Cia de Minera on account of its operations compared to $600 for engineering and $85,811 for advances to Cia de Minera on account of its operations in Q1-2005. Interest income dropped slightly from $12,572 in Q1-2005 to $9,164 in Q1-2006 due to less cash being held in guaranteed investment certificates.

Summary of Quarterly Results

	2005	2005	2004	2004	2004	2004	2003	2003
Period ended	Apr. 30 Q1	Jan. 31 Q4	Oct. 31 Q3	Jul 31 Q2	Apr.30 Q1	Jan. 31 Q4	Oct. 31 Q3	Jul 31 Q2
Loss	$(681,958)	$(218,801)	$(189,442)	$(210,460)	$(196,007)	$(158,226)	$(176,527)	$(64,596)
Loss per share	(0.06)	(0.02)	(0.02)	(0.02)	(0.02)	(0.02)	(0.02)	(0.01)
Total assets	3,081,915	3,084,430	3,336,978	3,689,608	3,885,992	3,522,538	1,236,245	1,175,313

The losses have trended higher over the past seven quarters as a result of direct due diligence costs pertaining to the Cia Minera buy-out, as well as indirect management and overhead expenses attributable to the related higher lever of corporate activity and shareholder awareness. Stock-based compensation has also become a significant factor as illustrated most noticeably in the most recent quarter; however this type of expense will only occur in those periods where stock options are granted and such would not be the case for all quarterly periods.

From the point where total assets were significantly increased due to private placement financing in Q4-2004, the total assets have trended downward. Proceeds generated from the exercising of warrants and stock options over the past five quarters has helped offset the cash required to run operations.

Liquidity and Capital Resources

The Company has cash of $2,189,611 and working capital of $2,193,253 as at April 30, 2005. The Company expended $1,843 in the latest quarter on geological, assay, and general services on its Olympic/Kelvin, Aumax, and Minto properties. New equity raised by the exercising of 176,380 share purchase warrants was $260,804.

The Company has sufficient cash on hand at this time to finance planned exploration work on its mineral properties, and maintain administrative operations. Mineral development is capital intensive, and in order to re-commence operations at Cia de Minera Mexicana de Avino, S.A. de C.V., the Company may be required to raise new equity capital in the future. There is no assurance that the Company will be successful in raising new equity capital.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with related parties

An amount of $3,145 is due to a company with common directors in regards to exploration and development expenditures paid for by the related party on behalf of the Company.

The Company paid or accrued $44,434 for administrative services and expenses to a private company beneficially owned by the Company and a number of other public companies related through common directors. The total amount due to this company is $108,435.

The Company paid or accrued $15,000 and $7,500 for management and consulting services to a company controlled by a director and a company controlled by a director of a related company respectively.

The Company has an investment in Bralorne Gold Mines Ltd. consisting of 179,149 common shares and a value of $422,848 and in Levon Resources Ltd. consisting of 141,200 common shares and a value of $4,236. These companies are related by way of common directors and common management.

All related party transactions are recorded at the value agreed upon by the Company and the related party. The amounts due to related parties are non-interest bearing, non-secured and due on demand.

Changes in Accounting Policies

None

Outstanding Share Data

At April 30, 2005 there were 10,698,155 common shares outstanding.

The following is an analysis of outstanding share options:

Exercise Price Per Share	Expiry Date	Number of Shares Remaining Subject to Options
$0.58	October 23, 2007	80,000
$1.20	October 21, 2008	370,000
$1.35	April 5, 2010	572,500
		1,022,500

The following is an analysis of outstanding warrants:

Exercise Price Per Share	Expiry Date	Number of Underlying Shares
$0.52	August 14, 2005	301,420
$1.58	December 19, 2005	1,955,450
		2,256,870

Subsequent Events

Subsequent to the period end, 13,500 share purchase warrants were exercised at a price of $0.52.